UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein is the following document:

1.	Unaudited Pro forma Combined Condensed Statement of Operations of Orbotech Ltd. for the year ended December 31, 2008.

*            *            *            *             *            *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979 and Registration No. 333-154394) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH LTD.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

On October 2, 2008, Orbotech Ltd. (“Orbotech” or the “Company”) completed the acquisition of Photon Dynamics, Inc. (“PDI”), a leading provider of test and repair systems for the flat panel display industry, pursuant to an Agreement and Plan of Merger and Reorganization, which was executed on, and dated, June 26, 2008 (the “PDI Acquisition” and the “PDI Acquisition Agreement”, respectively). Consummation of the PDI Acquisition Agreement took place on October 2, 2008 (the “PDI Closing Date”). Under the terms of the PDI Acquisition Agreement, on the PDI Closing Date the Company paid $15.60 per share in cash for all of the issued and outstanding shares of PDI’s common stock, and issued equity awards with respect to Ordinary Shares, having an aggregate fair value at that date of $9.6 million, to certain PDI employees, resulting in an aggregate purchase price of approximately $295.8 million, including $6.2 million paid by the Company in transaction costs in connection with the PDI Acquisition. In order to finance this cash transaction, a $160 million loan was received from an Israeli bank.

The unaudited pro forma condensed consolidated statement of operations data gives effect to the PDI acquisition and related transactions as if they had occurred on January 1, 2008. A balance sheet as of December 31, 2008 combining the balance sheets of Orbotech and PDI is included in our Annual Report for the year ended December 31, 2008, filed on Form 20-F with the United States Securities and Exchange Commission (the “2008 Annual Report” and the “SEC”, respectively). For a description of the final purchase price allocation in connection with the PDI acquisition, see our condensed consolidated financial statements as of and for the nine months ended September 30, 2009 filed with the SEC on Form 6-K on December 28, 2009. We have not given pro forma effect to any restructuring charges or operational or other synergies that have been or may be realized from the PDI Acquisition.

The following unaudited pro forma combined condensed statement of operations has been derived by application of pro forma adjustments to the audited historical consolidated statement of operations of Orbotech for the year ended December 31, 2008, included in the 2008 Annual Report and to PDI’s unaudited consolidated statement of operations derived from PDI’s audited historical consolidated statement of operations for the fiscal year ended September 30, 2008 that we have filed with the SEC on a Form 6-K on December 28, 2009, after adjusting PDI’s consolidated statement of operations for the following: (i) deducting the respective statement of operations data as included in PDI’s unaudited consolidated statement of operations for the quarter ended December 31, 2007; and (ii) excluding the respective statement of operations data for the fiscal year ended September 30, 2008 of Salvador Imaging, Inc. (“Salvador”), a wholly-owned subsidiary of PDI, which, in conjunction with the PDI Acquisition, was sold on the PDI Closing Date, and hence is not considered part of the continuing operations that Orbotech acquired from PDI. The PDI financial information presented in the unaudited pro forma combined condensed statement of operations includes the applicable period before the date of the PDI Acquisition necessary to present PDI’s results in a manner consistent with Orbotech’s fiscal year.

The unaudited pro forma combined condensed statement of operations does not purport to represent what our results of operations would have been had the PDI acquisition and related transactions actually occurred as of the date indicated, nor does it project our results of operations for any future period or our financial condition at any future date. The unaudited pro forma combined condensed statement of operations should be read in conjunction with the 2008 Annual Report, the consolidated historical financial statements included therein, the audited consolidated financial statements of PDI for the fiscal year ended September 30, 2008 that we filed with the SEC on Form 6-K on December 28, 2009, and other financial information we have filed with the SEC during 2009.

ORBOTECH LTD.

Unaudited Pro Forma Combined Condensed Statement of Operations

For the Year Ended December 31, 2008

(U.S. dollars in thousands, except per share data)

		PDI
		Period from January, 1, 2008 to October 2, 2008
	Orbotech					Pro Forma Year ended December 31, 2008
	Year ended December 31, 2008		Adjustments	Note

Revenues	$429,546	$135,879				$565,425
Cost of revenues	263,987	79,167				343,154

Gross profit	165,559	56,712				222,271

Research and development costs - net	76,602	19,069				95,671
Selling, general and administrative expenses	73,346	26,172	(12,945)	(1)		86,573
Amortization of intangible assets	8,099	363	14,170	(2)		22,632
In-process research and development charges	6,537		(6,537)	(3)		—
Restructuring charges	8,800					8,800
Impairment of goodwill	110,403					110,403
Impairment of other intangible assets	21,260					21,260

Operating profit (loss)	(139,488)	11,108	5,312			(123,068)

Financial income (expense) - net	(1,324)	763	(8,200)	(4	),(5)	(8,761)

Profit (loss) before taxes on income	(140,812)	11,871	(2,888)			(131,829)

Income tax expense (benefit)	(5,739)	409				(5,330)

Profit (loss) from operations of the company and its subsidiaries and joint venture	(135,073)	11,462	(2,888)			(126,499)

Minority interest in profits of consolidated subsidiary	232					232

Net income (loss)	$(135,305)	$11,462	$(2,888)	(6)		$(126,731)

Loss per share:
Basic	$(4.04)					$(3.78)

Diluted	$(4.04)					$(3.78)

Weighted average number of shares (in thousands)
Basic	33,512					33,512

Diluted	33,512					33,512

See Notes to Unaudited Pro Forma Combined Condensed Statement of Operations

ORBOTECH LTD.

Notes to Unaudited Pro Forma Combined Condensed Statement of Operations

The unaudited pro forma combined condensed statement of operations gives effect to the PDI Acquisition as if it had occurred on January 1, 2008.

Adjustments to unaudited pro forma combined condensed statements of operations:

1.	Add back of transaction costs incurred by PDI, comprised of certain bank and professional fees in the amount of approximately $5.5 million, as well as payments due to certain officers and employees of PDI upon the change in control in the amount of approximately $7.4 million.

2.	Reflects additional amortization of intangible assets established as part of the purchase price allocation in connection with the PDI Acquisition. For more information as to the method of amortization of these intangible assets, please refer to the 2008 Annual Report.

3.	Add back of in-process research and development charges recorded as a result of the PDI Acquisition.

4.	Reflects a reduction of interest income in the amount of approximately $2.2 million from cash reserves due to the use of approximately $72 million to fund the PDI Acquisition.

5.	Reflects additional interest expense in the amount of approximately $6 million due to bank debt incurred in connection with the PDI Acquisition. Due to a variable interest rate on the bank debt, an increase or decrease of 0.125% in the interest rate on the bank debt would either increase or decrease, respectively, net loss by $200,000.

6.	As noted above, PDI sold Salvador at the PDI Closing Date and therefore Salvador’s results were eliminated in the unaudited pro forma combined condensed statement of operations. The adjustment to PDI’s statement of operations resulting from this elimination of Salvador’s results is as follows:

	PDI Period from January 1, 2008 to October 2, 2008	Adjustments (Salvador results)	PDI Period from January 1, 2008 to October 2, 2008 without Salvador

Revenues	$138,861	$(2,982)	$135,879
Cost of revenues	82,133	(2,966)	79,167

Gross profit	56,728	(16)	56,712

Research and development costs -net	20,315	(1,246)	19,069
Selling, general and administrative expenses	28,728	(2,556)	26,172
Amortization of intangible assets	2,502	(2,139)	363
Impairment of goodwill	6,704	(6,704)
Impairment of other intangible assets	7,630	(7,630)

Operating profit (loss)	(9,151)	20,259	11,108

Financial income (expense) - net	766	(3)	763

Profit (loss) before taxes on income	(8,385)	20,256	11,871

Income tax expense	409		409

Net income (loss)	$(8,794)	$20,256	$11,462

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/S/ EREZ SIMHA
Erez Simha
Corporate Vice President and Chief Financial Officer

Date: December 28, 2009